FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 30, 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

30 June 2017

Allotment and Issue of New Ordinary Shares

The Royal Bank of Scotland Group plc (the "Company") announces the allotment and issue of 29,000,000 new ordinary shares (the "New Ordinary Shares") of the Company at a subscription price of 259.0457 pence per New Ordinary Share. The shares have been sold in the market. The subscription price was determined by reference to the average market price during a period since the Company's first quarter 2017 results on 28 April 2017.

The shares being issued are for the purposes of partly neutralising the impact of 2017 coupon payments on discretionary hybrid capital from a Common Equity Tier 1 capital perspective, as explained in the Company's Full Year 2016 results announcements.

Based on this subscription price, the gross proceeds of the issue are approximately £75 million. The New Ordinary Shares being issued represent an increase of approximately 0.24% per cent in the Company's current issued ordinary shares. The New Ordinary Shares will, when issued, be credited as fully paid and rank pari passu in all respects with the existing ordinary shares of the Company.

Applications will be made for admission of the New Ordinary Shares to the premium listing segment of the Official List of the UK Listing Authority and to trading (together "Admission") on (i) the main market of the London Stock Exchange and (ii) the New York Stock Exchange ("the NYSE"). American Depositary Shares ("ADS") will also be listed with the NYSE in addition to the New Ordinary Shares underlying the ADSs. It is expected that Admission will take place at 8.00 a.m. on 6 July 2017.

For further information, please contact:

RBS Investor Relations
Matthew Richardson
Head of Fixed Income Investor Relations
+44 20 7678 1800

RBS Media Relations
+44 131 523 4205

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Date: 30 June 2017

This press release is neither an offer to sell nor a solicitation of an offer to buy the New Ordinary Shares, and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the New Ordinary Shares in any jurisdiction in which such offer, solicitation or sale is unlawful. The New Ordinary Shares have not been, and will not be, registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the New Ordinary Shares in the United States. The New Ordinary Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority. Any representation to the contrary is a criminal offence in the United States.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary